SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934


                            Exsorbet Industries, Inc.

                                (Name of Issuer)
                          Common Stock, $.001 Par Value

                         (Title of Class of Securities)
                                  30222 P 10 3




                                 (CUSIP Number)

                               Timothy L. LaFrey
                         100 Congress Avenue, Suite 1100
                       Austin, Texas 78701 (512) 472-8355

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
 Communications)


                               September 30, 1996

             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------- --------------------------------------------------------------------
    1       Name of Reporting Persons S.S. or I.R.S. Identification Nos.
            of Above Persons

            American Physicians Service Group, Inc.
            IRS Identification Number:  751458323

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    2       Check the Appropriate Box if a Member of a Group (See Instructions)
            (a) [   ]

            (b) [ X ]
----------- --------------------------------------------------------------------
    3       SEC Use Only


----------- --------------------------------------------------------------------
    4       Source of Funds (See Instructions)
                WC
----------- --------------------------------------------------------------------
    5       Check if Disclosure of Legal Proceedings is Required Pursuant to
            Items 2(d) or 2(e)     [   ]

----------- --------------------------------------------------------------------
    6       Citizenship or Place of Organization
                Texas
----------------------------- -------- -----------------------------------------
     Number of    7  Sole Voting Power
      Shares        o  Purchased 1,200,000 shares of Common Stock
   Beneficially     o  Unexercised warrant for 300,000 shares of Common Stock
     Owned by       o  Unexercised contingent warrant for 400,000 shares of
       Each            Common Stock
    Reporting       o  Unexercised options for 1,400,000 shares of Common Stock
      Person
       With
                  -------- -----------------------------------------------------
                  8     Shared Voting Power
                           None
                  -------- -----------------------------------------------------
                  9  Sole Dispositive Power
                    o  Purchased  1,200,000  shares of Common
                       Stock o Unexercised warrant for 300,000 shares of Common Stock o Unexercised contingent warrant for 400,000 shares of Common Stock

                    o  Unexercised options for 1,400,000 shares of Common
                       Stock
                  -------- -----------------------------------------------------
                  10   Shared Dispositive Power
                         None
----------- --------------------------------------------------------------------
    11      Aggregate  Amount  Beneficially  Owned  by Each  Reporting  Person
            o  1,200,000  shares of Common Stock (owned)
            o  300,000 shares of Common Stock  (unexercised  warrant)
            o  400,000  shares  of  Common  Stock (unexercised  contingent warrant)
            o  1,400,000 shares of Common Stock (unexercised options)

----------- --------------------------------------------------------------------
    12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions)         [  ]
----------- --------------------------------------------------------------------
    13      Percent of Class Represented by Amount in Row (11) *
                Purchased 1,200,000 shares of Common Stock                7.84%
                Unexercised warrant for 300,000 shares of Common Stock    1.96%
                Unexercised contingent warrant for 400,000 shares of Common
                 Stock                                                    2.61%
                Unexercised options for 1,400,000 shares of Common Stock  9.15%

                * Based on 15,305,960 shares outstanding on September 30, 1996, as represented by the issuer (assumes exercise of warrant and contingent warrant)

----------- --------------------------------------------------------------------
    14      Type of Reporting Person (See Instructions)
                 CO
----------- --------------------------------------------------------------------


                                  Schedule 13D

Item 1.  SECURITY AND ISSUER

         This statement relates to the common stock, $.001 par value ("Common Stock"), of Exsorbet Industries, Inc. ("Exsorbet"), the principal executive offices of which are located at 4294 Lakeland Drive, Suite 200, Jackson, Mississippi 39208.

Item 2.  IDENTITY AND BACKGROUND

         This statement is being filed by the below named corporation:

         (a)      American Physicians Service Group, Inc. ("APS")

         (b)      Organized under the laws of the State of Texas.

         (c) APS's principal business is the providing of management and financial services and its principal office is 1301 Capital of Texas Highway, Suite C-300, Austin, Texas 78746-6550.

         (d)      APS has not been convicted in a criminal proceeding during the last five years.

         (e) APS has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which proceeding was a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The securities purchased by APS and reported in this Schedule were acquired utilizing the working capital of APS.

Item 4.  PURPOSE OF TRANSACTION

         APS has acquired the shares of Common Stock for investment purposes.

         APS is considering a variety of plans and proposals with respect to its ownership of the shares of Common Stock described herein that may relate to or may result in: (a) the acquisition of additional securities of Exsorbet, or the disposition of securities of Exsorbet; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Exsorbet or one or more of its subsidiaries; (c) a sale or transfer of a material amount of assets of Exsorbet or one or more of its subsidiaries; (d) a change in the present Board of Directors or management of Exsorbet; (e) a material change in the present capitalization or dividend policy of Exsorbet; (f) other material changes in Exsorbet's business or corporate structure; (g) changes in Exsorbet's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of Exsorbet by any other person; (h) causing a class of securities of Exsorbet to be delisted from a National Securities Exchange or to cease to the authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Exsorbet becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) actions similar to any of those enumerated above.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

                  (a)  The   aggregate   interest  in   securities  of  Exsorbet
beneficially owned by APS and the percentage which those shares are of the total outstanding shares of Common Stock are as follows:

            1,200,000 shares (owned)                                     7.84%
              300,000 shares (unexercised warrant)                       1.96%
              400,000 shares (unexercised contingent warrant)            2.61%
            1,400,000 shares (unexercised options)                       9.15%

         All of the foregoing stated percentages are based on 15,305,960 shares outstanding on September 30, 1996, as represented by Exsorbet (assumes exercise of warrant and contingent warrant).

                  (b) If the warrants and options are exercised, APS will have the sole power to vote or direct to vote and the sole power to dispose or direct the disposition of the shares of Common Stock listed in subpart (a) of this Item.

                  (c) All the securities were collectively acquired pursuant to a Stock Purchase Agreement dated September 30, 1996 between Exsorbet and APS, a Warrant dated September 30, 1996 executed by Exsorbet in favor of APS and a Contingent Warrant dated September 30, 1996 executed by Exsorbet in favor of APS. Otherwise, there has been no transaction in the class of securities reported herein that were effected during the past 60 days by APS.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         APS has the right, pursuant to a Stock Put Agreement dated September 30, 1996, to cause Exsorbet to repurchase the 1,200,000 shares initially purchased by APS at any time prior to 60 days after September 30, 1996 for $2.75 per share (being the price paid by APS). APS has certain registration rights with respect to its shares of Exsorbet described in this schedule pursuant to a Shareholder Rights Agreement entered into on September 30, 1996. The Shareholder Rights Agreement also gives APS the right to cause Exsorbet to nominate between one and three designees of APS for election to Exsorbet's board of directors, and certain shareholders of Exsorbet have agreed to vote their Exsorbet shares in favor of such designees.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date:  October 9, 1996.



                                   AMERICAN PHYSICIANS SERVICE GROUP, INC.



                                 By:  /s/ William H. Hayes
                                      --------------------
                                       William H. Hayes
                                       Senior Vice President - Finance

                                   SCHEDULE A


ITEM 2.

(a) The following executive officers of APS hold the respective offices shown below:

         Name                                       Office
 ---------------------------------------------------------
 Kenneth S. Shifrin                          Chairman of the Board and Chief
                                                  Executive Officer

 Duane K. Boyd                               Senior Vice President - Insurance
                                                  Services

 William H. Hayes                            Senior Vice President - Finance and
                                                  Secretary


    The following individuals serve as members of the Board of Directors of APS:


                           Richard J. Clark
                           Jack Murphy
                           Robert L. Myer
                           William A. Searles
                           Kenneth S. Shifrin

(b) The business address for each of the foregoing individuals (executive officers and directors) is 1301 Capital of Texas Highway, Suite C-300, Austin, Texas 78746-6550.

(c) Each of Mr. Shifrin's, Mr. Boyd's and Mr. Hayes' present principal occupation is as an executive officer of APS. Mr. Myer's present principal occupation is as an investor and owner of insurance-related businesses. Mr. Searles' present principal occupation is as an investor and owner of a full-service travel agency. Mr. Clark's present principal occupation is as an employee of APS working in the marketing area of APS' insurance operations. Mr. Murphy's present principal occupation is as an investor and owner of ranching facilities.

(d) None of the foregoing individuals has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) None of the foregoing individuals have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which proceeding was a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

(f) Each of the individuals listed in this Item 2 is a citizen of the United States of America.

ITEM 3. To APS' knowledge, Mr. Hayes, Mr. Shifrin and Mr. Boyd acquired their respective securities in Exsorbet using their respective personal funds.

ITEM 4. To APS' knowledge, Mr. Hayes, Mr. Shifrin and Mr. Boyd each acquired their respective securities in Exsorbet as a passive investment.

ITEM 5. Mr. Hayes purchased 2,000 shares of Common Stock (0.01%), for a purchase price $2.75 per share (less brokerage commission), on September 13, 1996, which purchase was affected through a brokerage transaction in the open market. Mr. Hayes has the sole power to vote and direct the disposition of such shares. Mr. Shifrin purchased a total of 40,000 shares of Common Stock (0.27%), for a purchase price ranging from $2.25 per share (less brokerage commission) to $2.81 per share (less brokerage commissions), during the period from August 30, 1996 through October 7, 1996, which purchases were affected through four separate brokerage transactions in the open market. Mr. Shifrin has the sole power to vote and direct the disposition of such shares. Mr. Boyd purchased a total of 40,000 shares of Common Stock (.27%), for a purchase price ranging from $2.44 per share (less brokerage commission) to $2.81 (less brokerage commissions) during the period from August 39, 1996 through October 8, 1996, which purchases were affected through five separate brokerage transaction in the open market. Mr. Boyd has the sole power to vote and direct the disposition of such shares. Other than as set forth in this Item 5, to APS' knowledge, there has been no transaction in the class of securities reported herein that was affected during the past 60 days by either Mr. Hayes, Mr. Shifrin or Mr. Boyd.

         The foregoing stated percentages are based on 14,605,960 shares outstanding on September 30, 1996, as represented by Exsorbet.


ITEM 6.  Not applicable.